UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 22, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: August 22, 2007

Half Year Profit Report
August 22, 2007

Forward-looking statements
This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management.
Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Ltd (LGL), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”)
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. Ballarat Goldfields N.L. does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this presentation includes certain un-audited non-GAAP measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

H1 Highlights
· Operating profit of $94.7 million, up 45%
· Net loss of $53.1 million following one-off costs associated with the financial restructuring completed during the half
· Revenues up 32% to $235.3 million
· Total cash costs reduced to $282/oz, from $312/oz in the six months to June 2006
· Operating cashflow of $49.8 million, up from $43.9 million in the prior June half
·$ 218 million in cash reserves

Strong operational performance Material Movements Mill Throughputs (Tonnes, million) (Tonnes, 000)

Half yearly production (oz, 000)

Rising gold price lifts cash revenues Revenues (US$m)

Unit costs trending lower (US$) Gross Cash Costs Total Cash Costs per ounce per ounce

Operating profit (US$m)

Unhedged, debt-free (US$m) 984 984 83 Ballarat devt Retail Entitlement
180 Proposed LGL Isl devt, Offer & Bookbuild 108 working capital, fees Institutional Placement 99 91 Other secured debt repayments
334Gold loan repayment 480,000 oz (US$449/oz) Institutional 705 Entitlement Offer & Close out of hedge book. Bookbuild 368 934,500 oz (US$343/oz contract price) Funds raised Use of Funds

Eliminating forward commitments (oz, 000) 370 340 130 251 100 245 Gold loan 223 US$449 60 100 90 240 240 Hedging 191 ~ US$343 145 133 26 26
2007 2008 2009 2010 2011 2012 2013
Increase in cashflow* (US$m) 90 120 170 150 110 10 10
*Rounded. Following hedge close-out and gold loan repayment. Assumes gold price of $700/oz

Reported net profit (US$m) -47.3 94.7
Operating Hedging loss Gold Loan Interest and Tax Benefit Net loss Profit Loss other finance costs -53.1
-117.9 -4.1 21.5

2007 Outlook
· Full year production of 800-830 kozs (unchanged)
· Second half production to increase to 424-454 kozs
· Total annual material movements > 60 million tonnes
· A/C throughput of 4.6 million tonnes
· Full year total cash costs to average in the mid US$200s per ounce

The new LGL
· Unhedged
· Record production +1250
· Exciting growth ahead ~250 Ballarat +1000 +900 800-830 ~200 +100 651 ~1000 LGL +800 +800 2006 2007 2008 2009 2010
Gold production (oz, 000)

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